UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-137495

     Permanent Funding (No. 2) Limited

(Exact name of registrant as specified in its charter)

35 Great St. Helen's, London EC3A 6AP, United Kingdom +44 (0)20 7398 6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2006-1 Class 1A; Series 2006-1 Class 1B; Series 2006-1 Class 1C; Series 2006-1 Class 2A;
Series 2006-1 Class 2B; Series 2006-1 Class 2C; Series 2006-1 Class 5A

(Title of each class of securities covered by this Form)

Series 2007-1 Class 1A; Series 2007-1 Class 1B; Series 2007-1 Class 1C; Series 2007-1 Class 2A1;
Series 2007-1 Class 2A2; Series 2007-1 Class 4A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:           less than 300

     Pursuant to the requirements of the Securities Exchange Act of 1934 Permanent Funding (No. 2) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:           17/3/2008              By:     /s/ David Balai

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.